07006159

SECUR. ... .MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-075

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH. D.C. 210 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelby Cullom Davis & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 3 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony Frazia
Notary Public, State of New York
No. 01FR6038769
Qualified in Westchester County
Commission Expires March 20, 2010

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	424,070
Deposit with clearing organization		51,753
Securities owned		
Marketable securities, at market value		4,034,982,939
Not readily marketable, at fair value		28,547,846
Dividends and interest receivable		559,925
Furniture, equipment and leasehold improvements net of accumulated depreciation of $1,601,716		128,959
Other assets		59,263
Total assets	**$**	**4,064,754,755**
Liabilities and Partners' Capital		
Liabilities		
Securities loaned	$	594,997,500
Bank loans		117,153,000
Payable to brokers and dealers and clearing organization, net		2,947,060
Accounts payable and accrued expenses		3,345,976
Total liabilities		718,443,536
Commitments		
Partners' capital		3,346,311,219
Total liabilities and partners' capital	**$**	**4,064,754,755**

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2006. Actual amounts could differ materially from the estimates included in the financial statements.

Securities Owned
Proprietary securities transactions are recorded on a trade date basis. Positions in marketable securities are presented at market value. Market value is generally based on quoted market prices. Positions in not readily marketable securities are valued at fair value as determined by management.

Encumbered Securities
Encumbered securities amount to approximately $925 million, of which approximately $691 million are encumbered in connection with securities loaned transactions and approximately $234 million are encumbered in connection with bank loan activities.

Fair Value of Financial Instruments
Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Unincorporated Business Tax
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

3. Securities Owned

Securities owned consists of investments, at market and fair value as follows:

Marketable Securities valued at market value:	
Money Market Funds	$ 232,823,556
Equity Funds	2,535,042,884
Equity Securities	1,267,116,499
Total	$ 4,034,982,939
Not Readily Marketable Securities valued at Fair Value:	
Investment Partnerships	$ 28,547,846

Approximately $2.7 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities, are held at the Depository Trust and Clearing Company or with the clearing broker.

Securities not readily marketable consist of investments in a number of limited partnerships. Due to the inherent uncertainty as to the valuation of securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

4. Payable to Brokers and Dealers and Clearing Organization

Payable to brokers and dealers and clearing organization amounted to $2,947,060 at December 31, 2006 and consist of the following:

	Receivable	Payable
Stock loan rebates payable, net	$ -	$ 2,754,749
Payable to clearing broker	-	233,794
Commission receivable	41,483	-
	$ 41,483	$ 2,988,543

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2006:

Computers and equipment	$ 605,506
Furniture and fixtures	433,138
Leasehold improvements	692,031
	1,730,675
Accumulated depreciation	1,601,716
	$ 128,959

6. Bank Loans

Bank loans consists of amounts borrowed on an overnight basis from one financial institution, with interest at variable rates based on the Federal Funds rate. The interest rate on this loan is approximately 5.6% at December 31, 2006.

The Company has committed credit lines currently totaling $150 million, which may be utilized through issuances of letters of credit or through direct borrowings that are converted to bank loans, of which approximately $117.2 million is outstanding at December 31, 2006. At December 31, 2006, the remaining available credit amounted to approximately $32.8 million. This loan remaining at December 31, 2006 is collateralized by equity funds valued at approximately $234 million.

7. Securities Loaned

The Company has a securities lending agreement with another broker-dealer. Under the agreement, the maximum value of securities loaned may be $700 million. The counterparty has the right to rehypothecate such securities. The Company receives a fee for the use of its securities and pays a rebate on the cash collateral based on the federal funds rate.

The stock loan agreement mentioned above contains various financial covenants, including maintenance of $1.0 billion of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 (see Note 8).

8. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregated debit items computed in accordance with the formula for determination of reserve requirements (SEC Rule 15c3-3). At December 31, 2006, the Company had net capital as defined of approximately $2.6 billion, which exceeded its minimum requirement of $250 thousand by approximately $2.6 billion.

9. Unincorporated Business Tax

At December 31, 2005, the Company had a deferred tax asset of approximately $300,000 due to a deferred compensation plan and a full valuation allowance was taken. In 2006, the Company liquidated the plan. Consequently, the net decrease in the allowance was $300,000.

10. Commitments

The Company utilized a five-year lease renewal option effective November 1, 2005. Accordingly, its non cancelable operating lease for office space in New York City will expire on October 31, 2010. The Company has been granted an option to renew at the expiration date of the lease. This lease is subject to escalation based upon increases in operating expenses and real estate taxes. The Company subleases a portion of its office space to an affiliate on a monthly basis.

The Company's future annual minimum rental payments required under leases for office space that have remaining noncancelable terms of one year or more at December 31, 2006 which expire October 31, 2010 are presented below:

Year Ending	Total
2007	$ 730,121
2008	730,121
2009	730,121
2010	608,434
Total	$ 2,798,797

11. Financial Instruments with Off-Balance Sheet Credit Risk

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities loaned in compliance with internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of all customers.

The Company receives cash collateral approximating 85% of the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices.

The Company may, at times, maintain significant securities positions which are subject to fluctuations in market value. In order to control the risk, security positions are monitored on at least a daily basis.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, a New York Stock Exchange member firm, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. The amount in excess of the FDIC insured limits at December 31, 2006 amounts to approximately $879,000.

12. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company matches contributions equal to 100% of eligible employees pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits.

The Company had also established an executive deferred compensation plan for certain individuals. In December of 2006, the Company liquidated the deferred compensation plan to the participating individuals. The value of the plan assets at the time the plan was liquidated was approximately $11.7 million.

13. Management and Advisory Services

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated based on agreements that are in place between the Company and the parties providing the service.

14. Partners' Capital

Under the terms of the Partnership agreement, the Partnership will terminate on December 31, 2035.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditor's Report

To the Partners
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co, L.P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END